UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

CLPS INCORPORATION

(Translation of registrant's name into English)

c/o 2nd Floor, Building 18, Shanghai Pudong Software

Park, 498 Guoshoujing Road, Pudong, Shanghai,

201203, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 001-38505.

CONTENTS

On June 8, 2018, CLPS Incorporation (the “Company”) closed on the exercise in full of the over-allotment option to purchase an additional 300,000 common shares of the Company by The Benchmark Company, LLC, the representative of the underwriters in connection with and the book running manager of the Company’s U.S. firm commitment underwritten initial public offering (“IPO”) (“Benchmark”), at the IPO price of $5.25 per share. As a result, the Company has raised gross proceeds of approximately $1.58 million, in addition to the IPO gross proceeds of approximately $10.5 million, or combined gross proceeds in this IPO of approximately $12.08 million, before underwriting discounts and commissions and offering expenses. The Company’s shares trade on The Nasdaq Capital Market under the trading symbol “CLPS.”

In addition, the Company and Benchmark entered into a certain agreement dated as of June 8, 2018 pursuant to which the right of first refusal provision (Section 7.2) of the Underwriting Agreement (dated as of May 23, 2018 and entered into by the parties in connection with the IPO) is terminated in its entirety and will be of no legal force or effect.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLPS INCORPORATION

By:	/s/ Raymond Ming Hui Lin
Raymond Ming Hui Lin Chief Financial Officer

Date: June 11, 2018

2